WISeKey Secures Growth Capital via Convertible Notes Subscription Agreements for up to $44,000,000 with Global Institutional Investors

Zug, Switzerland – June 29, 2021 – WISeKey International Holding Ltd (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity, AI and IoT company, announced today that it has signed a Convertible Notes Subscription Agreement for up to $44,000,000 Convertible Notes and a relevant Warrant Agreement with global institutional investors (the “Investors”).

Under the terms of both Convertible Notes Subscription Agreements with similar terms, WISeKey will issue an initial convertible note in the aggregate principal amount of $22,000,000 for subscription by the Investors. Additionally, WISeKey has the right to request the Investors to subscribe for four additional notes tranches, each in the aggregate principal total amount of $5,500,000, at the date and time determined by WISeKey. The Inventors are obliged to subscribe to each additional note tranche provided the daily VWAP for Issuer Shares remains at or above 130% of the applicable Fixed Conversion Price for a period of 30 consecutive Trading Days during the period immediately preceding the date on which the Issuers submits to the Investor the Subscription Notice.

Each of the Convertible Notes under both agreements has a maturity date of 24 months after the relevant issue date for such Notes and carries interest at a rate of 6% per annum and is convertible at any time at the election of the Investors into WISeKey Class B Shares. The conversion price under both agreements is equal to the higher of a fixed conversion price as determined in the agreement and 95% of the lowest daily VWAPs of one Class B Share, as applicable, during the five (5) consecutive trading day preceding the relevant conversion date.

The Investors have the option to convert each calendar month a Conversion Amount of up to 12.5% of the initial aggregate principal amount of all issued Tranches using Conversion Price B. The Investors are required to convert all outstanding notes at Maturity at the applicable conversion price. The Fixed Conversion Price is CHF 4.00 for the first 25% of the Convertible Notes of the Initial Notes Tranche, CHF5.00 for the second 25% of the Convertible Notes of the Initial Notes Tranche, CHF6.00 for the third 25% of the Convertible Notes of the Initial Notes Tranche and CHF7.50 for the final 25% of the Convertible Notes of the Initial Notes Tranche.

Maxim Group LLC acted as the sole placement agent.

Carlos Moreira, Founder and CEO of WISeKey said “This new source of funding provides WISeKey access to flexible financing at a reasonable cost under current market conditions and will allow the Company to continue financing the growth of its operations in countries where the company already operates: Switzerland, Saudi Arabia, India, US, France, Germany, Japan and Taiwan. Recently, we made investments in several strategic M&A projects with the objective of strengthening our leading position in our core technologies (Semiconductors, IoT, AI and Cybersecurity). Our new business strategy, approved by shareholders in May during our General Assembly, is to invest in, build and operate AI, Cybersecurity and IoT businesses integrating them into the WISeKey Trusted Platform. These sectors are facing numerous geopolitical challenges, but the importance of the industry in enabling clients and customers to achieve their monetization goals is even greater.”

About the Investors:

The Investors have offices around the world with clients including endowment funds, financial planning groups, high net worth retail investors, and family offices. They have a global mandate to invest in high-conviction technology companies.

About WISeKey:

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FinSA, or within the meaning of any other securities regulation. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

The securities offered will not be, and have not been, registered under the United States of America Securities Act of 1933, as amended, and may not be offered or sold in the United States of America, absent registration or an applicable exemption from the registration requirements of said Act.